82-3565

vtech

VTech Holdings Ltd
Incorporated in Bermuda with Limited Liability

RECEIVED
2004 NOV 16 A 10:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exempted No. : 82-3565
Our Ref. No. : PF234-40/04
Direct Line : (852) 2680 5041 / 2680 5002
Fax No. : (852) 2680 5277
(Please contact Y.W. CHANG / Winnie SO)

12th November 2004

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Room 3099, Mail Shop 3-7
450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

04046475

SUPPL

Dear Sirs

Re : VTech Holdings Limited
-Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of the announcement of the interim results of VTech Holdings Limited for the six months ended 30th September 2004 dated 11th November 2004 as published in an English newspaper in Hong Kong on 12th November 2004 for your filing.

Yours faithfully
For and on behalf of
VTech Holdings Limited

CHANG Yu Wai
Company Secretary

PROCESSED
DEC 08 2004
THOMSON
FINANCIAL

Encl.

c.c. Ms. Kathy Jiang
ADR Div., The Bank of New York (New York)
Fax No. 1-212-571-3050
(with enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(with enclosure)

23/F, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road, Tai Po, Hong Kong
Tel (852) 2680 1000 Fax (852) 2680 1300

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code : 303)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2004

PERFORMANCE HIGHLIGHTS

- Group revenue increased by 13.1% to US$457.1 million
- Profit attributable to shareholders decreased by 51.1% to US$8.5 million
- Underperformance of telecommunication products business affected the Group's net profit
- Strong rebound in electronic learning products business
- Good performance from contract manufacturing services business
- Interim dividend of US1.0 cent per ordinary share

UNAUDITED INTERIM RESULTS

The directors of VTech Holdings Limited ("the Company") announce the unaudited results of the Company and its subsidiaries ("the Group") and associates for the six months ended 30th September 2004 together with the comparative figures for the same period last year as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	(Unaudited) Six months ended 30th September 2004 US$ million	2003 US$ million	(Audited) Year ended 31st March 2004 US$ million
Revenue	2	457.1	404.1	915.2
Cost of sales		(323.6)	(272.5)	(633.9)
Gross profit		133.5	131.6	281.3
Selling and distribution costs		(85.0)	(73.4)	(150.7)
Administrative and other operating expenses		(18.6)	(21.5)	(47.9)
Research and development expenses		(20.0)	(15.7)	(33.2)
Net receipt from indemnification claims	3	3.3	—	—
Operating profit	2 & 4	13.2	21.0	49.5
Net finance income	5	0.4	0.2	0.4
Share of results of associates		—	—	—
Profit from ordinary activities before taxation		13.6	21.2	49.9
Taxation	6	(5.1)	(3.8)	(3.6)
Profit attributable to shareholders		8.5	17.4	46.3
Dividends	7			
— Interim		2.3	6.8	6.8
— Final				15.8
Earnings per share (US cents)	8			
— Basic		3.8	7.7	20.5
— Diluted		3.7	7.7	20.5

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The unaudited interim condensed consolidated financial statements have been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") including compliance with International Accounting Standard 34 — Interim Financial Reporting adopted by the International Accounting Standards Board.

The same accounting policies adopted in the 2004 annual financial statements have been applied to the interim condensed consolidated financial statements.

2. SEGMENT INFORMATION

The principal activity of the Group is the design, manufacture and distribution of consumer electronic products. The telecommunication and electronic products business is the principal business segment of the Group.

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

Primary reporting format — business segments

	(Unaudited) Six months ended 30th September Revenue 2004 US$ million	Revenue 2003 US$ million	Operating profit/(loss) 2004 US$ million	Operating profit/(loss) 2003 US$ million
Telecommunication and electronic products	456.2	402.9	13.4	23.5
Other activities	0.9	1.2	(0.2)	(2.5)
	457.1	404.1	13.2	21.0

Secondary reporting format — geographical segments

	(Unaudited) Six months ended 30th September Revenue 2004 US$ million	Revenue 2003 US$ million	Operating profit/(loss) 2004 US$ million	Operating profit/(loss) 2003 US$ million
North America	299.5	310.8	1.2	16.3
Europe	123.4	78.1	6.4	5.0
Asia Pacific	22.5	11.8	1.4	(0.5)
Others	11.7	3.4	4.2	0.2
	457.1	404.1	13.2	21.0

3. NET RECEIPT FROM INDEMNIFICATION CLAIMS

In September 2004, the Group and Lucent Technologies Inc. ("Lucent") agreed to settle certain claims made by the Group relating to certain indemnifications previously provided by Lucent and Lucent Technologies Consumer Products, L.P. in connection with the acquisition by the Group of certain assets and liabilities of Lucent's Wired Consumer Products Business in 2000.

A net receipt of US$3.3 million, after deducting incidental expenses, was received by the Group in September 2004 pursuant to this settlement and was credited to the consolidated income statement. The settlement also provides for a further payment which, after deducting incidental expenses, is estimated to be approximately US$3.3 million. The amount will be credited to the Group's consolidated income statement on receipt.

4. OPERATING PROFIT

The operating profit is arrived at after charging/(crediting) the following:

	(Unaudited) Six months ended 30th September 2004 US$ million	2003 US$ million
Depreciation	9.3	9.4
Loss on disposal of tangible assets	0.2	0.6
Gain on disposal of assets held for sale	(0.8)	—
Gain on disposal of subsidiaries	(1.0)	—

5. NET FINANCE INCOME

	(Unaudited) Six months ended 30th September 2004 US$ million	2003 US$ million
Interest expense	(0.1)	(0.1)
Interest income	0.5	0.3
	0.4	0.2

6. TAXATION

	(Unaudited) Six months ended 30th September 2004 US$ million	2003 US$ million
Company and subsidiaries		
Hong Kong	2.9	3.4
U.S.A.	1.9	0.2
Other countries	0.3	0.2
	5.1	3.8
Current tax	3.9	3.8
Underprovision in prior years	1.2	—
	5.1	3.8

Tax on profit has been calculated at the rates of taxation prevailing in the countries in which the Group operates.

7. DIVIDENDS

(a) Dividends attributable to the period:

	(Unaudited) Six months ended 30th September 2004 US$ million	2003 US$ million
Interim dividend declared of US1.0 cent (2003: US3.0 cents) per share	2.3	6.8

The interim dividend declared after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Final dividend of US7.0 cents (2003 : US2.0 cents) per share proposed after 31st March 2004, which totalled US$15.8 million (2003 : US$4.5 million) was approved and paid during the period.

8. EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$8.5 million (2003: US$17.4 million).

The basic earnings per share is based on the weighted average of 225.6 million (2003 : 225.5 million) ordinary shares in issue during the period. The diluted earnings per share is based on 230.6 million (2003 : 225.5 million) ordinary shares which is the weighted average number of ordinary shares in issue during the period after adjusting for the number of dilutive potential ordinary shares arising from the outstanding warrants and under the employee share option scheme.

INTERIM DIVIDENDS

The directors have declared an interim dividend for the six months ended 30th September 2004 of US1.0 cent per ordinary share to shareholders whose names appear on the register of members of the Company as at the close of business on 17th December 2004.

The interim dividends will be payable on 4th January 2005 in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those shareholders whose names appear on the register of members of the Company in the United Kingdom will receive the equivalent amount in sterling pounds both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 20th December 2004.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 13th December 2004 to 17th December 2004, both dates inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates, must be lodged with the share registrars of the Company not later than 4:00 p.m., the local time of the share registrars, on Friday, 10th December 2004.

The principal registrar is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda, the branch registrar in the United Kingdom is Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom, and the branch registrar in Hong Kong is Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

FINANCIAL REVIEW

Group Results

Group revenue for the six-month period ended 30th September 2004 increased by 13.1% to US$457.1 million. All of the Group's businesses recorded an increase in revenue. In particular, the electronic learning products business recorded a 66.8% increase, following the success of its revamped product line, especially the well-received TV Learning System, V.Smile. The contract manufacturing services business benefited from the recovery of the global economy. More orders were received, resulting in a 20.6% growth in revenue. Although the telecommunication products business faced keen competition in the North American market, it recorded a slight increase in revenue for the six months, buoyed by growth in the European market.

For the six-month period ended 30th September 2004, 66.5% of the Group's revenue came from the telecommunication products business; 20.8% from the electronic learning products business and 12.7% from the contract manufacturing services business. Geographically, North America accounted for 65.5% of the Group's revenue while the European and Asia Pacific markets accounted for 27.0% and 4.9% respectively.

The gross profit of the Group rose marginally to US$133.5 million from US$131.6 million in the corresponding period in last financial year. However, the gross profit margin for the first half of the financial year 2005 was 29.2% against 32.6% in the corresponding prior period.

The decline was mainly due to severe competition in the cordless phone market in North America. Although there was a marginal growth in sales volume at the telecommunication products business due to its good performance in the European market, severe competition in North America that resulted in faster-than-expected price erosion eroded the profitability. At the same time, the tight component supply early in the current financial year reduced the level of cost savings. The underperformance of a major customer that resulted in cancellation of orders also affected profitability. The success of V.Smile has helped the electronic learning products business gradually to regain shelf-space for VTech products in North America and buoyed Group profits in the first half of financial year 2005.

Profit attributable to shareholders for the six-month period ended 30th September 2004 declined by 51.1% to US$8.5 million, as compared with the US$17.4 million recorded in the same period of the financial year 2004. There was a non-recurring receipt of US$3.3 million arising from settlement of certain indemnification claims during the first half of the financial year 2005.

In the financial year 2004, the electronic learning products business focused on implementing cost rationalisation initiatives while in the financial year 2005, it targeted growth. Hence, selling and distribution costs rose as the sales of electronic learning products increased. Concurrent with the launch of V.Smile, the electronic learning products business launched comprehensive advertising and promotional campaigns that also contributed to the increase in selling and distribution costs.

During the period, the Group disposed of the Mexican factory and entities that were acquired in 2000, as part of Lucent's Wired Consumer Phones Business. The Group realised a gain of US$1.8 million from these transactions.

For the first half of the financial year 2005, the Group spent US$20.0 million on research and development, which represented 4.4% of Group revenue. The Group will continue to exercise strong control over selling and distribution costs, administrative and other operating expenses in order to retain a lean operating structure.

Dividend

In view of the Group's performance, the Board of Directors has declared an interim dividend of US1.0 cent per ordinary share.

Liquidity and Financial Resources

The Group's financial resources continued to be strong. As at 30th September 2004, the Group had cash on hand of US$60.8 million. As at 30th September 2004, the Group was almost debt-free, with only an insignificant amount of outstanding borrowings. The borrowings are wholly repayable within five years with a majority falling due within one year, bear a fixed interest rate and are secured against certain equipment of the Group. The borrowings are denominated in Euros and United States dollars. The Group has adequate liquidity to meet its future working capital requirements.

Treasury Policies

The objective of the Group's treasury policies is to manage its exposures to fluctuations in foreign currency exchange arising from the Group's global operations and interest rates on its interest bearing loans. It is the Group's policy not to engage in speculative activities. Forward foreign exchange contracts and interest rate swaps were used to hedge against major exposures.

Working Capital

The level of stock and trade debtors as at 30th September 2004 increased substantially as compared to the position as at 31st March 2004. The position is considered healthy after taking into the account the seasonality of the Group's businesses. The turnover days for stock and trade debtors for the current period are 115 days and 62 days respectively, compared to 112 days and 61 days in the corresponding last period.

REVIEW OF OPERATIONS

Telecommunication Products

The telecommunication products business faced tremendous challenges during the first half of the financial year 2005. Although revenue rose slightly by 1.7% to US$304.0 million, profitability was adversely affected by a number of factors.

The cordless phone market in North America experienced keen competition during the first half of the financial year 2005, with softer-than-expected demand causing faster-than-expected price erosion. In addition, the underperformance of one of VTech's key customers resulted in a cancellation of orders due to its high inventory level. Our ability to compete was also affected by the unsatisfactory product mix. Consequently, although VTech was able to maintain a similar level of sales volumes in North America during the first half, the business was unable to achieve the same level of revenue in this region. The North American sales declined by 10.7% to US$251.4 million as compared with the same period last year, accounting for 82.7% of total telecommunication products revenue.

Compounding these problems was a rise in the cost of raw materials, notably plastics, which are sensitive to oil prices, and electronics components, where demand from the mobile telecommunications sector was strong during the first half of the calendar year 2004. This resulted in pressure on margins as the business was unable to achieve a similar level of savings as in the same period last year.

The Group moved to address these issues by streamlining operations, increasing manufacturing efficiency, reorganising management and developing new products to fill the gaps in the range. The sales operation was reorganised to ensure more profitable management of customer accounts, through improving the product mix and pricing strategies. General administrative overheads were also reduced. In November 2004, Mr. James C. Kralik, CEO of the telecommunication products business, left VTech to pursue personal interest. Being the Group CEO, Mr. Allan Wong continues to lead the business.

Outside the North American market, the business made good progress in Europe. Sales from this region rose strongly by approximately 1.7 times/168.0% to US$40.2 million, as we added new customers while working to increase sales to the existing customer base of major fixed-line telephone operators. European sales accounted for 13.2% of total telecommunication products revenue for the first six months, up from 5.0% in the first half of the financial year 2004.

Electronic Learning Products

The electronic learning products business continued its strong recovery during the first six months of the financial year 2005. Revenue rebounded sharply by 66.8% to US$95.1 million and profit also showed a robust increase.

The first half of the financial year 2005 marked an important milestone for the electronic learning products business. Its newly launched TV learning system, V.Smile hit the shelves at the end of June 2004, receiving an enthusiastic reception from both retailers and consumers. V.Smile uses a video-game format and specially designed console and joystick controller to combine a high degree of entertainment and education. It targets the 3-7 year old category of pre-school children.

The hardware is backed by well-designed software cartridges that utilise well-known cartoon characters such as Winnie-the-Pooh, Spiderman, Care Bears and Scooby-Doo, for which VTech has entered into licensing arrangements with Disney, Marvel, American Greetings and Warner Brothers. V.Smile is the only product of its kind in the market currently and has filled a gap that retailers and licensors are eager to address.

Sales of V.Smile consoles during the first three months since delivery have far exceeded the Group's forecasts. The initial ratio of game "Smartridges" to consoles is also higher than anticipated, suggesting strong potential for recurring profit for the business.

V.Smile has gained numerous awards in the toy and educational categories, from the United States, Germany, France and the Netherlands. These endorsements have helped sales, which were further supported by well-planned and targeted TV and print media campaigns, as well as attractive and informative point-of-sale displays.

The success of V.Smile and the strength of the marketing effort have helped the electronic learning products business to regain lost shelf-space gradually among retailers in North America and win higher brand awareness among consumers. This has had a positive impact on the entire revamped product line, including traditional infant and pre-school products with and without licensed characters, all of which sold well during the first half of the financial year 2005 in North America and Europe.

Sales in North America rebounded sharply by close to 1.3 times/129.4% to US$31.2 million during the period, while sales in Europe grew strongly by 40.3% to US$56.1 million and we maintained our leadership position in the region.

Outside its major markets, VTech made further progress in developing those elsewhere, including mainland China, where the Group now has distribution for its electronic learning products in more than 20 cities across the country. During the first half of the financial year 2005, VTech received an award for "Outstanding Toy Enterprise in China" from the China Toy Association in recognition of its achievements and contributions to the toy industry.

Contract Manufacturing Services

The contract manufacturing services business recorded a 20.6% increase in revenue in the first half of the financial year 2005 to US$58.0 million. The profitability of the business was stable.

The marked growth in revenue was driven by two factors. The recovery of the global electronic manufacturing services (EMS) market, which for the first six months of the financial year 2005 grew by 12.0%, increased end market demand for products offered by our existing contract manufacturing customers. In addition, VTech was successful in winning business from these customers away from competing manufacturers, demonstrating the Group's success in providing high quality and flexible services.

These attributes also enabled the contract manufacturing services business to gain two important supplier awards during the period, including a first time award from Soundcraft, a UK maker of professional audio equipment.

Growth was especially strong from Europe and Japan, markets which accounted for 46.7% and 20.0% of total contract manufacturing services revenue for the first half of the financial year 2005, with North America's share declining slightly to 29.1%. By product category, switching mode power supplies and professional audio equipment accounted for 32.2% and 26.0% of total contract manufacturing services revenue respectively, followed by home appliances at 18.3% and wireless products at 12.1%.

VTech was also successful in maintaining stable profit at the contract manufacturing services business in the face of pressures on margins. The tight supply of electronic components and the rise in the price of oil led to an increase in the cost of raw materials during the first half of the financial year 2005, while customers have continued to seek cost reductions. Our ability to leverage the Group's purchasing power, together with the efficient cell-based manufacturing operation and strong supplier relationships enabled us to withstand these price pressures.

OUTLOOK

The second half of the financial year 2005 will remain challenging for VTech. Although the Group expects an improvement in the bottom line at the telecommunication products business in the second half of the current financial year, we anticipate that profit attributable to shareholders for the full year will still be lower than the financial year 2004.

VTech will continue to face strong competition in the cordless phone market in North America. Although revenue at the telecommunication products business is unlikely to increase in the second half of the financial year 2005, the cost savings being achieved will improve profitability. We nonetheless expect continued sales growth in Europe, where the Group has gained a major new ODM customer.

For the electronic learning products business, the momentum of V.Smile is expected to continue and we expect to see a higher sales contribution from this product in the second half of the financial year 2005.

The Group will continue to promote its electronic learning products and brand through well-executed media campaigns and in-store promotions. We also expect to continue to regain shelf space, although the main improvement will occur in the next financial year. At the same time as expanding the business, we will retain a lean operating structure in order to mitigate the impact of any price increases for raw materials or components.

To build sales and profitability for the business in longer term, the Group will secure further licensing arrangements, develop a new generation of V.Smile games, as well as develop more innovative products targeting especially the fast growing pre-school sector.

We expect continued growth of revenue and stable profitability at the contract manufacturing services business. The worldwide EMS market is expected to continue on an upward trend during the second half of the financial year 2005, though possibly at a slower pace when compared with the first half.

To defend margins, we will continue to make every effort to reduce cost through finding more local sources of supply, and improving working capital. The Group will also focus more strongly on those areas of the industry that offer the best margins, and explore opportunities in the production of automotive parts and medical equipment fields.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

The Company has not redeemed any of its shares during the six months ended 30th September 2004. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period under review.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the unaudited interim consolidated financial statements for the six months ended 30th September 2004.

The members of the Audit Committee comprised Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun, all are independent non-executive directors of the Company.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period under review except that certain independent non-executive directors of the Company were not appointed for a specific term.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

All the financial and other information of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on website of The Stock Exchange of Hong Kong Limited in due course.

As at the date of this announcement, the Board of Directors of the Company comprises two executive directors, namely Mr. Allan WONG Chi Yun, Mr. Albert LEE Wai Kuen and four independent non-executive directors, namely Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun, Mr. Michael TIEN Puk Sun and Mr. Patrick WANG Shui Chung.

By Order of the Board
Allan WONG Chi Yun
Chairman

Hong Kong, 11th November 2004